UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

BROOKFIELD PROPERTY PARTNERS L.P.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Brookfield Asset Management Inc.*

(Name of Filing Persons (Offeror))

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number of Class of Securities)

Bryan K. Davis

Brookfield Property Partners L.P.

73 Front Street, 5th Floor

Hamilton, HM 12, Bermuda

Telephone: (441) 294-3309

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

Telephone: (416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Mile Kurta, Esq.

Torys LLP

1114 Avenue of the Americas, Floor 23

New York, New York 10036

(212) 880-6000

CALCULATION OF FILING FEE

TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
US$890,000,000	US$115,522

(1)	Estimated for purposes of calculating the amount of the filing fee only. This amount is based on the purchase of limited partnership units for a maximum aggregate tender offer price of US$890,000,000.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals US$129.80 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $115,522	Filing Party: Brookfield Property Partners L.P.
Form or Registration No.: Schedule TO-I	Date Filed: July 6, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

*	Brookfield Asset Management Inc. may be deemed to be a co-bidder with respect to the Offer.

AMENDMENT NO. 3 TO SCHEDULE TO

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) by Brookfield Property Partners L.P., a Bermuda exempted limited partnership (our “Company”), on July 6, 2020, as amended by Amendment No. 1 filed with the SEC on August 10, 2020 and Amendment No. 2 filed with the SEC on August 24, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by our Company to purchase up to 74,166,670 of its non-voting limited partnership units at a purchase price of US$12.00 per unit, in cash, without interest and less any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase dated July 6, 2020, the accompanying Issuer Bid Circular dated July 6, 2020, and in the related Letters of Transmittal and Notices of Guaranteed Delivery (collectively, the “Offer Documents”).

We note that with respect to the tender offer which is the subject of the Schedule TO, Brookfield Asset Management Inc. (“BAM”) may be deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such it is included as an Offeror to the Schedule TO. The filing of the Schedule TO is not an admission by BAM or any affiliate of BAM that BAM is a bidder within the meaning of Rule 14d-1 under the Exchange Act. All information in the Schedule TO relating to BAM has been supplied by BAM and all information relating to our Company has been supplied by our Company.

Except as otherwise set forth in this Amendment No. 3, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 3. Defined terms used but not defined herein have the meanings ascribed to them in the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO and the Offer Documents.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On August 31, 2020, our Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 P.M. (Eastern time) on August 28, 2020. A copy of the press release is filed as Exhibit (a)(5)(C) hereto and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(C) Press Release dated August 31, 2020.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 31, 2020	BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary

BROOKFIELD ASSET MANAGEMENT INC.

	By:	/s/ Jessica Diab
		Name:	Jessica Diab
		Title:	Vice President, Legal & Regulatory

ITEM 12.	EXHIBITS.

(a)(1)(A)#	Offer to Purchase dated July 6, 2020 and the accompanying Issuer Bid Circular dated July 6, 2020.

(a)(1)(B)#	Letter of Transmittal to Deposit the limited partnership units of our Company.

(a)(1)(C)#	Letter of Transmittal to Deposit the exchangeable limited partnership units of Brookfield Office Properties Exchange L.P.

(a)(1)(D)#	Notice of Guaranteed Delivery for Deposit of the limited partnership units of our Company.

(a)(1)(E)#	Notice of Guaranteed Delivery for Deposit of the exchangeable limited partnership units of Brookfield Office Properties Exchange L.P.

(a)(5)(A)(1)	Press Release dated July 2, 2020.

(a)(5)(B)†	Press Release dated August 24, 2020.

(a)(5)(C)*	Press Release dated August 31, 2020.

(b)	Not Applicable.

(d)(A)(2)	Second Amended and Restated Limited Partnership Agreement of our Company, dated August 8, 2013.

(d)(B)(3)	First Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated November 5, 2015.

(d)(C) (4)	Second Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated March 21, 2019.

(d)(D)(5)	Third Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated August 20, 2019.

(d)(E)(6)	Fourth Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated February 18, 2020.

(d)(F)(7)	Fifth Amendment to the Second Amended and Restated Limited Partnership Agreement of our Company, dated April 21, 2020.

(d)(G)(9)	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated February 20, 2019.

(d)(H)(4)	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated March 21, 2019.

(d)(I)(10)	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated April 28, 2019.

(d)(J)(5)	Third Amendment to Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P., dated August 20, 2019.

(d)(K)(6)	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated February 18, 2020.

(d)(L)(7)	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Property L.P. dated April 21, 2020.

(d)(M)(8)	Second Amended and Restated Master Services Agreement, dated August 27, 2018, by and among Brookfield Asset Management Inc., our Company, Brookfield Property L.P., Brookfield Global Property Advisors Limited, Brookfield Property Group LLC, Brookfield Asset Management Private Institutional Capital Adviser US, LLC, BPG Holdings Group Inc. and each of the entities listed on Schedule A to the Agreement.

(d)(N)(11)	Registration Rights Agreement, dated April 10, 2013, between the Partnership and Brookfield Asset Management Inc.

(d)(O)(12)	Support Agreement, dated March 19, 2014, between our Company and Brookfield Office Properties Exchange LP.

(d)(P)(13)	Guarantee Agreement, dated December 4, 2014, between our Company and Qatar Investment Authority.

(d)(Q)(13)	Investor Agreement, dated December 4, 2014, between our Company and Qatar Investment Authority.

(d)(R)(14)	Refinancing Agreement, dated December 4, 2014, among Brookfield Asset Management Inc., our Company and Brookfield Property L.P.

(d)(S)(15)	Fourth Amended and Restated Certificate of Incorporation, dated June 25, 2019 of Brookfield Property REIT Inc.

(d)(T)(16)	Rights Agreement, dated as of April 27, 2018, by and between Brookfield Asset Management Inc. and Wilmington Trust, National Association.

(d)(U)(17)	Brookfield Property Group Restricted BPY L.P. Unit Plan, dated November 5, 2019.

(d)(V)(17)	Brookfield Property Partners Amended and Restated BPY Unit Option Plan, dated November 5, 2019.

(d)(W)(18)	Brookfield Property Partners Amended and Restated BPY Unit Option Plan (Canada), dated November 5, 2019

(d)(X)(19)	Brookfield Property Partners BPY Unit Option Plan (GGP), dated August 28, 2018.

(d)(Y)#	Equity Commitment Agreement, dated July 2, 2020, by and between our Company, BAM and Property Partnership.

(g)	Not Applicable.

(h)	Not Applicable.

*	Filed herewith.
#	Incorporated herein by reference to our Company’s Tender Offer Statement on Schedule TO-I dated July 6, 2020.
†	Incorporated herein by reference to our Company’s Tender Offer Statement on Schedule TO-I/A dated August 24, 2020.
(1)	Incorporated herein by reference to our Company’s and BAM’s Tender Offer Statement on Schedule TO-C dated July 2, 2020.
(2)	Filed as an exhibit to Form 6-K by our Company on August 8, 2013 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 20-F by our Company on March 17, 2016 and incorporated herein by reference.
(4)	Filed as an exhibit to Form 6-K by our Company on March 21, 2019 and incorporated herein by reference.
(5)	Filed as an exhibit to Form 6-K by our Company on August 20, 2019 and incorporated herein by reference.
(6)	Filed as an exhibit to Form 6-K by our Company on February 18, 2020 and incorporated herein by reference.
(7)	Filed as an exhibit to Form 6-K by our Company on May 11, 2020 and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K by our Company on August 28, 2018 and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K by our Company on February 20, 2019 and incorporated herein by reference.
(10)	Filed as an exhibit to Form 6-K by our Company on April 30, 2019 and incorporated herein by reference.
(11)	Filed as an exhibit to Form 6-K by our Company on April 16, 2013 and incorporated herein by reference.
(12)	Filed as an exhibit to Form 6-K by our Company on March 19, 2014 and incorporated herein by reference.
(13)	Filed as an exhibit to Form 6-K by our Company on December 4, 2014 and incorporated herein by reference.
(14)	Filed as an exhibit to Brookfield Asset Management Inc.’s Schedule 13D/A filed on December 5, 2014 and incorporated herein by reference.
(15)	Filed as an exhibit to Form 6-K by our Company on June 26, 2019 and incorporated herein by reference.
(16)	Filed as an exhibit to Form S-4/F-4 by our Company on May 2, 2018 and incorporated herein by reference.
(17)	Filed as an exhibit to Form 6-K by our Company on November 14, 2019 and incorporated herein by reference.
(18)	Filed as an exhibit to Form S-8 by our Company on November 14, 2019 and incorporated herein by reference.
(19)	Filed as an exhibit to Form S-8 by our Company on August 28, 2018 and incorporated herein by reference.